March 11, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Financial Engines, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters (the “Representative”), hereby join in the request of Financial Engines, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-163581) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4 P.M., Eastern Time, on March 15, 2010, or as soon thereafter as practicable. We, as Representative of the underwriters, confirm that the underwriters understand their obligations under the Securities Act.
     Additionally, we hereby advise you that the Preliminary Prospectus dated February 26, 2010, was distributed by the underwriters approximately as follows:

Copies to underwriters	3,698
Copies to dealers	86
Copies to institutional investors	1,922
Copies to others	15

Total	5,721
     We, as Representative of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

GOLDMAN, SACHS & CO. As representative of the several underwriters

By:	/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)